EXHIBIT 77J

Reclassification  of Capital Accounts:   The  BlackRock
Target  Term  Trust Inc. accounts for and  reports  for
distributions  to shareholders in accordance  with  the
American  Institute  of Certified  Public  Accountants'
Statement of Position 93-2:  Determination, Disclosure,
and Financial Statement Presentation of Income, Capital
Gains,   and   Return  of  Capital   Distributions   by
Investment  Companies.   The effect  of  applying  this
statement was to decrease paid in capital and increase undistributed net investment income by $814,045 due to certain expenses not being deductible for tax purposes.
Net investment income, net realized gains and net assets were not affected by this change.